

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

David L. Shrier
Director, President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Preliminary Proxy on Schedule 14A**
> **Filed October 19, 2022**
> **File No. 001-39872**

Dear David L. Shrier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A Filed October 19, 2022

General

1.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in your pending business combination transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited if you are unable to consummate your pending business combination. Further, disclose that the time necessary for government review of the

transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

2.   You disclose that the parties to the merger agreement are working to satisfy the conditions to complete the business combination. Please revise to describe these efforts in more detail. Disclose any recent events or negotiations that are material, including, for example, with respect to the amendment to the merger agreement that was entered into by the parties on October 17, 2022.

3.   With a view toward disclosure, please advise whether you are subject to the excise tax provided in the Inflation Reduction Act of 2022 in connection with any redemptions of your common stock and how it may otherwise affect the consummation of your initial business combination or may hinder your ability to do so. Advise whether the excise tax may affect the cash available to complete a business combination (and/or cash available to the post-business combination company) or the amount of funds available in your trust account in the event of a liquidation.

Questions and Answers About the Special Meeting
Q: What vote is required to approve the Extension Proposal?, page 6

4.   Please disclose the number of public shares needed to approve the Extension Proposal if all shares are voted and if only the minimum number of shares representing a quorum are voted. Disclose, if known, whether the sponsor and your directors and officers are expected to vote any common stock owned by them in favor of the Extension Proposal.

Interests of Certain Persons, page 24

5.   Please expand your discussion to include the conflicts of interest previously disclosed in your registration statement on Form S-4, as applicable, or advise. For example, revise to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors.

David L. Shrier
Adit EdTech Acquisition Corp.
November 1, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact Patrick Faller, Staff Attorney at (202) 551-4438 or Jan Woo at (202) 551-
3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Kerry Shannon Burke